EXHIBIT 99.3
CityCenter Holdings, LLC and Subsidiaries
Consolidated Financial Statements
as of December 31, 2009 and 2008
and for the Years Ended December 31, 2009
and 2008, and the period from
November 2, 2007 (Date of Inception)
to December 31, 2007

CITYCENTER HOLDINGS, LLC AND SUBSIDIARIES
I N D E X

Page
Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements	i

Consolidated Balance Sheets at December 31, 2009 and 2008	1

Consolidated Statements of Operations for the years ended December 31, 2009 and 2008, and the period from November 2, 2007 (Date of inception) to December 31, 2007	2

Consolidated Statements of Cash Flows for the years ended December 31, 2009 and 2008, and the period from November 2, 2007 (Date of inception) to December 31, 2007	3

Consolidated Statements of Members’ Equity for the years ended December 31, 2009 and 2008, and the period from November 2, 2007 (Date of inception) to December 31, 2007	4

Notes to Consolidated Financial Statements	5-17

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Members of
   CityCenter Holdings, LLC
     We have audited the accompanying consolidated balance sheets of CityCenter Holdings, LLC and subsidiaries (the “Company”) as of December 31, 2009 and 2008, and the related consolidated statements of operations, members’ equity, and cash flows for the years ended December 31, 2009 and 2008, and the period from November 2, 2007 (date of inception) to December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of CityCenter Holdings, LLC and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for the years ended December 31, 2009 and 2008 and the period from November 2, 2007 (date of inception) to December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.
Las Vegas, Nevada
February 19, 2010

i

CITYCENTER HOLDINGS, LLC AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands)

	December 31,	December 31,
	2009	2008
ASSETS
Current assets
Cash and cash equivalents	$88,746	$66,542
Accounts receivable, net	71,475	—
Inventories	15,854	—
Prepaid expenses and other current assets	58,308	9,402

Total current assets	234,383	75,944

Real estate under development	887,061	1,477,354

Property and equipment, net	9,467,515	6,044,378

Other assets
Restricted cash	—	1,002,206
Intangible assets, net	30,473	67,548
Debt issuance costs, net	59,913	84,240
Deposits and other assets, net	54,316	51,652

Total other assets	144,702	1,205,646

	$10,733,661	$8,803,322

LIABILITIES AND MEMBERS’ EQUITY

Current liabilities
Accounts payable	$19,531	$41,551
Construction payable	522,681	523,061
Deferred revenue	319,140	—
Due to MGM MIRAGE	51,817	5,125
Other accrued liabilities	70,250	4,060

Total current liabilities	983,419	573,797

Deferred revenue	—	346,065
Long-term debt	1,823,511	1,000,000
Long-term debt — related parties, net	796,447	695,101
Other long-term obligations	911	—

Commitments and contingencies (Notes 13 and 16)

Members’ equity	7,129,373	6,188,359

Total liabilities and members’ equity	$10,733,661	$8,803,322

The accompanying notes are an integral part of these consolidated financial statements.

CITYCENTER HOLDINGS, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands)

			November 2, 2007
	Year ended	Year ended	(date of inception)
	December 31,	December 31,	to December 31,
	2009	2008	2007
Revenues
Casino	$48,185	$—	$—
Rooms	8,950	—	—
Food and beverage	11,665	—	—
Entertainment	2,967	—	—
Retail	2,518	—	—
Other	3,962	—	—

	78,247	—	—
Less: Promotional allowances	(9,036)	—	—

	69,211	—	—

Expenses
Casino	22,670	—	—
Rooms	3,767	—	—
Food and beverage	10,146	—	—
Entertainment	1,310	—	—
Retail	1,096	—	—
Other	1,337	—	—
General and administrative	28,907	25,789	3,842
Preopening and start-up expenses	104,805	34,420	5,258
Property transactions, net	386,385	13,558	—
Depreciation and amortization	13,747	—	—

	574,170	73,767	9,100

Operating loss	(504,959)	(73,767)	(9,100)

Non-operating income (expense)
Interest income	1,949	5,808	1,913
Interest expense, net	(7,011)	—	—
Other, net	(12,309)	154	—

	(17,371)	5,962	1,913

Net loss	$(522,330)	$(67,805)	$(7,187)

The accompanying notes are an integral part of these consolidated financial statements.

CITYCENTER HOLDINGS, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

			November 2, 2007
	Year ended	Year ended	(date of inception)
	December 31,	December 31,	to December 31,
	2009	2008	2007
Cash flows from operating activities
Net loss	$(522,330)	$(67,805)	$(7,187)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	19,958	3,033	190
Non-cash rent expense	8,304	8,300	1,040
Amortization of debt discounts and issuance costs	29,956	29,158	—
Write-off of debt issuance costs	5,746	—	—
Interest earned on restricted cash	(1,641)	(2,206)	—
Provision for doubtful accounts	2,180	—	—
Change in fair value of interest rate cap	2,901	—	—
Change in assets and liabilities:
Accounts receivable	(73,655)	—	—
Inventories	(15,854)	—	—
Prepaid expenses and other	(40,485)	1,057	7,621
Accounts payable	19,173	40,155	1,040
Accrued liabilities	36,635	1,518	269
Real estate under development	(712,192)	(647,979)	(107,439)
Property transactions, net	386,385	13,558	—
Residential deposits, net	(8,425)	58,089	23,405
Other	(1,777)	(391)	(176)

Net cash used in operating activities	(865,121)	(563,513)	(81,237)

Cash flows from investing activities
Capital expenditures, net of construction payable	(2,430,267)	(1,792,284)	(205,876)
(Increase) decrease in restricted cash	1,003,847	(1,000,000)	—
Other	1,144	—	—

Net cash used in investing activities	(1,425,276)	(2,792,284)	(205,876)

Cash flows from financing activities
Net borrowings under bank credit facilities — maturities of 90 days or less	923,511	900,000	—
Borrowings under bank credit facilities — maturities longer than 90 days	2,309,279	100,000	—
Repayments under bank credit facilities — maturities longer than 90 days	(2,409,279)	—	—
Loans from members	—	1,850,000	—
Interest rate cap transactions	(7,499)	—	—
Contributions from members	1,461,272	478,186	2,960,554
Distributions to members	—	(22,186)	(2,468,652)
Debt issuance costs	(11,375)	(86,998)	(2,199)
Change in Due to MGM MIRAGE	46,692	(3,619)	4,366

Net cash provided by financing activities	2,312,601	3,215,383	494,069

Net increase (decrease) in cash and cash equivalents	22,204	(140,414)	206,956
Cash and cash equivalents at beginning of period	66,542	206,956	—

Cash and cash equivalents at end of period	$88,746	$66,542	$206,956

Supplemental cash flow disclosures
Interest paid, net of amounts capitalized	$2,006	$—	$—

Non-cash investing and financing activities
Conversion of members’ loans to members’ equity	$—	$854,118	$—
Non-cash contribution from member	2,072	10,882	4,104,223
Distribution payable to member	—	—	22,186
Discount on loans from members	—	352,100	—
Non-cash interest on loans from members	101,346	27,118	—
Reclassification of real estate under development to property and equipment	954,987	156,930	—
Other	3,494	5,874	—
The accompanying notes are an integral part of these consolidated financial statements.

CITYCENTER HOLDINGS, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY
(In thousands)

Balance at November 2, 2007 (date of inception)	$—

Capital contributions:
Cash contribution by Dubai World	2,960,554
Non-cash contribution of assets by MGM MIRAGE	4,104,223
Cash contribution due from MGM MIRAGE	22,186

Distributions:
Distribution paid to MGM MIRAGE	(2,468,652)
Distribution payable to Dubai World	(22,186)

Subscription receivable from MGM MIRAGE	(22,186)
Net loss	(7,187)

Balance at December 31, 2007	4,566,752

Capital contributions:
Cash contributions by members	456,000
Non-cash contribution of assets by MGM MIRAGE	10,882
Non-cash conversion of members’ loans (and accrued interest) to equity	854,118
Discount on members’ loans	352,100

Payment of subscription receivable by MGM MIRAGE	22,186
Other	(5,874)
Net loss	(67,805)

Balance at December 31, 2008	6,188,359

Cash contributions by members	1,461,272

Other	2,072
Net loss	(522,330)

Balance at December 31, 2009	$7,129,373

The accompanying notes are an integral part of these consolidated financial statements.

CITYCENTER HOLDINGS, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1 — ORGANIZATION AND NATURE OF BUSINESS
     Organization. CityCenter Holdings, LLC (the “Company”) is a Delaware limited liability company, formed on November 2, 2007. The Company was formed to acquire, own, develop, and operate the CityCenter development (“CityCenter”) in Las Vegas, Nevada. The Company is a joint venture which is 50%-owned by a wholly-owned subsidiary of MGM MIRAGE, a Delaware corporation, and 50%-owned by Infinity World Development Corporation (“Infinity World”), which is wholly owned by Dubai World, a Dubai United Emirates government decree entity (each, a “member”). The governing document for the Company is the Amended and Restated Limited Liability Company Agreement dated April 29, 2009 (the “LLC Agreement”).
     The initial capital contributions were made by the members on November 15, 2007. MGM MIRAGE contributed the CityCenter assets which the members mutually valued at $5.4 billion, subject to certain adjustments. Infinity World made a cash contribution of $2.96 billion. At the close of the transaction, the Company made a cash distribution to MGM MIRAGE of $2.47 billion and retained approximately $492 million to fund near-term construction costs. See Note 3 for further discussion of the initial capital contributions.
     The Board of Directors of the Company is composed of six representatives — three selected by each member — and has exclusive power and authority for the overall management of the Company. Compensation for the Board of Directors is borne by the members. The Company has no employees. The Company has entered into several agreements with MGM MIRAGE to provide for the development and day-to-day management of CityCenter and the Company. See Note 17 for further discussion of such agreements.
     Nature of Business. CityCenter is a mixed-use real estate development on the Las Vegas Strip located between the Bellagio and Monte Carlo resorts, both owned by MGM MIRAGE. CityCenter consists of the following components:
•	Aria, a 4,000-room casino resort featuring an over 1,800-seat showroom which is home to Viva Elvis, a new Cirque du Soleil production celebrating the legacy of Elvis Presley, approximately 300,000 square feet of conference and convention space, numerous world-class restaurants, nightclubs and bars, and pool and spa amenities;

•	The Mandarin tower featuring a 400-room non-gaming boutique hotel managed by luxury hotelier Mandarin Oriental, as well as over 200 luxury residential units;

•	The Vdara hotel tower with 1,495 hotel and condominium-hotel units;

•	The Harmon tower which will include a 400-room non-gaming lifestyle hotel to be managed by Harmon Hotel LLC, a division of The Light Group;

•	The Veer towers, two 334-unit towers consisting entirely of luxury residential condominium units;

•	The Crystals retail complex with approximately 425,000 square feet of retail shops, dining, and entertainment venues.
     Substantially all of the ongoing operations of CityCenter commenced in late 2009, except as discussed below under “Scope Changes.” The closing of residential condominium units began in January 2010. See Note 6 for further discussion of CityCenter’s residential components. See Note 16 for discussion of financing for CityCenter.
     Scope Changes. On January 7, 2009, the Company announced scope changes related to The Harmon Hotel & Spa component of the development, which include postponing the opening of The Harmon Hotel & Spa until such time as the members mutually agree to proceed with its completion and canceling the development of approximately 200 residential units originally planned for The Harmon Hotel & Spa. Due to the cancellation of the residential units, the Company refunded $33.0 million of customer deposits.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION
     Principles of consolidation. The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.
     Management’s use of estimates. The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. Those principles require the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
     Certain concentrations of risk. The Company’s sole operations are in Las Vegas, Nevada. Therefore, the Company is subject to risks inherent within the Las Vegas market. To the extent that new casinos enter into the market or hotel room capacity is expanded, competition will increase. The Company may also be affected by economic conditions in the United States and globally affecting the Las Vegas market or trends in visitation or spending in the Las Vegas market. Such factors may also negatively impact the Company’s ability to complete and close out its residential sales program, including the pricing of units and the timing of the closing of condominium sales.
     At December 31, 2009, there were approximately 9,300 employees at CityCenter, all of which are employees of MGM MIRAGE. At that date, MGM MIRAGE had collective bargaining contracts with unions covering approximately 5,100 of the Company’s employees. See Note 17 for a discussion of management agreements between the Company and MGM MIRAGE.
     Fair value measurements. Fair value measurements impact the Company’s accounting and impairment assessments of its long-lived assets, interest rate cap agreement, and other intangibles as discussed further in relevant sections below.
     Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and is measured according to a hierarchy which includes “Level 1” inputs, such as quoted prices in an active market; “Level 2” inputs, which are observable inputs for similar assets; or “Level 3” inputs, which are unobservable inputs.
     The Company accounts for its interest rate cap agreement at fair value with changes in fair value recognized in earnings each period. The fair value of the interest rate cap is measured using “Level 2” inputs which consists of an estimated trading value based on similar derivative instruments, a recovery rate assumption, and an adjustment for non-performance risk. See Note 12 for details.
     As discussed in Note 6, the Company wrote down its real estate under development (“REUD”) to fair value as of September 30, 2009. The fair value of REUD was measured using “Level 3” inputs, which consisted of a discounted cash flow analysis.
     As discussed in Note 8, the Company wrote down certain of its intangible assets to fair value based on its fourth quarter impairment analysis. The fair value of intangible assets is measured using “Level 3” inputs, which consisted of a discounted cash flow analysis.
     Cash and cash equivalents. Cash and cash equivalents include investments and interest bearing instruments with maturities of three months or less at the date of acquisition. Such investments are carried at cost which approximates fair value.
     Restricted Cash. Restricted cash at December 31, 2008 included borrowings under the Credit Facility that was restricted to the funding of project costs (see Note 11). At December 31, 2008 such funding was not available until proceeds of any member equity commitments and member-subordinated debt were exhausted in accordance with the funding order as determined per the bank credit agreement.
     Accounts receivable and credit risk. Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of casino accounts receivable. The Company issues markers to approved casino customers following background checks and investigations of creditworthiness. At December 31, 2009, a substantial portion of the Company’s receivables were due from customers residing in foreign countries. Business or economic conditions or other significant events in these countries could affect the collectability of such receivables.

     Trade receivables, including casino and hotel receivables, are typically non-interest bearing and are initially recorded at cost. Accounts are written off when management deems the account to be uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for doubtful accounts is maintained to reduce the Company’s receivables to their estimated realizable amount, which approximates fair value. The allowance is estimated based on specific review of customer accounts as well as historical collection experience of similar casino resorts and current economic and business conditions. Management believes that as of December 31, 2009, no significant concentrations of credit risk existed for which an allowance had not already been recorded.
     Inventories. Inventories consist of food and beverage, retail merchandise and operating supplies, and are stated at the lower of cost or market. Cost is determined primarily by the average cost method for food and beverage, supplies and retail inventory, or specific identification methods for retail merchandise.
     Project costs. The Company allocates project costs incurred to develop CityCenter using various allocation methods, including:
•	Specific identification — primary method used for construction costs on specific elements of the project where the Company is billed directly by the contractor; also used for land directly associated with operating elements of the project;

•	Relative fair value — primary method used for land and site improvements which generally benefit the entire project, as well as certain construction costs that benefit multiple project elements;

•	Area or other methods — used when appropriate, such as for allocating the cost of parking garages (allocated on a per-space basis).
     Projects costs are stated at cost (which includes adjustments made upon the initial contribution by MGM MIRAGE) unless determined to be impaired, in which case the carrying value is reduced to estimated fair value. Project costs and the related construction payable may change materially as construction contracts are closed out in 2010 and final invoices and payments are resolved. The classification of such costs may also change upon completion of the final cost segregation study. See Note 16 for further discussion of the unlimited completion and cost overrun guarantee from MGM MIRAGE.
     Real estate under development. REUD represents capitalized costs of wholly-owned real estate projects to be sold, which consist entirely of condominium and condominium-hotel units under development. Costs include land, direct and indirect construction and development costs, and capitalized property taxes and interest. See Note 6 for further discussion of REUD.
     Costs associated with residential sales are deferred, except for indirect selling costs and general and administrative expense, which are expensed as incurred. For the period ended December 31, 2009 and 2008, and the period from inception to December 31, 2007, the Company expensed $14.3 million, $25.8 million and $3.8 million of such costs, respectively. Deferred costs will be charged to cost of sales upon closing based on relative sales value to the project as a whole.
     Property and equipment. Property and equipment are stated at cost. Gains or losses on dispositions of property and equipment are included in the determination of income or loss. Maintenance costs are expensed as incurred. Property and equipment are depreciated over the following estimated useful lives on a straight-line basis:

Buildings and improvements	20 to 40 years
Land improvements	10 to 20 years
Furniture and fixtures	3 to 20 years
Equipment	3 to 20 years
     Capitalized interest. The interest cost associated with development and construction projects is capitalized and included in the cost of the project. Capitalization of interest ceases when the project is substantially complete or development activity is suspended for more than a brief period. Capitalized interest related to the majority of the Company’s qualifying assets ceased in December 2009. See Note 11 for further discussion.

     Impairment of long-lived assets. We evaluate our property and equipment, real estate under development, finite-lived intangible assets, and other long-lived assets for impairment whenever indicators of impairment exist. If an indicator of impairment exists, we compare the estimated future cash flows of the asset, on an undiscounted basis, to the carrying value of the asset. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying value, then an impairment write-down is measured based on fair value compared to carrying value, with fair value typically based on a discounted cash flow model. If an asset is still under development, future cash flows include remaining construction costs.
     The Company evaluated its REUD for impairment due to the September 2009 decision to discount the prices of its residential inventory by 30%. See Note 6 for detailed information. The Company also began offering seller financing during 2009 as a financing option for prospective buyers due to the lack of available credit in the market for condominium units. Upon substantial completion, our inventory of unsold condominium units will be evaluated for impairment using a “held-for-sale” model, which requires that such units be carried at the lower of cost or fair value less costs to sell. It is reasonably likely that the fair value less cost to sell of the residential inventory at completion will be below the inventory carrying value, and that the Company will be required to record an additional impairment charge at that time.
     Intangible assets. Indefinite-lived intangible assets must be reviewed for impairment at least annually and between annual test dates in certain circumstances. The Company performs its annual impairment test for indefinite-lived intangible assets in the fourth quarter of each fiscal year. See Note 8 for further discussion.
     Debt issuance costs. The Company capitalizes debt issuance costs, which include legal and other direct costs related to the issuance of debt. The capitalized costs are amortized as interest over the contractual term of the debt.
     Real estate sales — revenue recognition and customer deposits. Revenue for residential sales is deferred until closing occurs, which is when title, possession and other attributes of ownership have been transferred to the buyer and the Company is not obligated to perform activities after the sale. Prior to closing, customer deposits are treated as liabilities and classified as “deferred revenue” in the accompanying consolidated balance sheets. Customer deposits are classified as current as of December 31, 2009 because closings related to such deposits are scheduled to occur in 2010.
     Customer deposits represent funds received from prospective condominium buyers subject to individual sales contracts. Customer deposits may be used for construction under a surety bond which ensures that deposits can be repaid in the event of developer default. Under relevant laws and regulations, upon buyer default the Company may retain a maximum buyer’s deposit of 15% of the sales price unless damages in excess of 15% of the purchase price can be proven; the standard deposit for a CityCenter residential unit is 30% of the sales price.
     Revenue recognition and promotional allowances. Casino revenue is the aggregate net difference between gaming wins and losses, with liabilities recognized for funds deposited by customers before gaming play occurs (“casino front money”) and for chips in the customers’ possession (“outstanding chip liability”). Hotel, food and beverage, entertainment and other operating revenues are recognized as services are performed. Advance deposits on rooms and advance ticket sales are recorded as accrued liabilities until services are provided to the customer.
     Gaming revenues are recognized net of certain sales incentives, including discounts and points earned in point-loyalty programs. The retail value of accommodations, food and beverage, and other services furnished to guests without charge is included in gross revenue and then deducted as promotional allowances. The estimated cost of providing such promotional allowances is primarily included in casino expenses as follows:

Year Ended
December 31,
2009
(In thousands)
Rooms	$2,717
Food and Beverage	5,464
Other	775

$8,956

     Leases where the Company is a lesser. The majority of the Company’s lease agreements relate to Crystals. Minimum rental revenue, if applicable to the lease, is recognized on a straight-line basis over the terms of the related leases. Revenue from contingent rent is recognized as earned. The Company provides construction allowances to certain tenants. Construction allowances are recorded as fixed assets if the Company has determined it should be the owner of such improvements for accounting purposes.
     Point-loyalty programs. The Company’s point-loyalty program in operation at Aria is the MGM MIRAGE Players Club. In Players Club, customers earn points based on their slots play, which can be redeemed for cash or free play at Aria and any of MGM MIRAGE’s other participating resorts. MGM MIRAGE records a liability based on the points earned times the redemption value and the Company records a corresponding reduction in casino revenue at the corresponding resort. The expiration of unused points results in a reduction of the liability. The Company’s portion of the liability at any point in time is included in “Due to MGM MIRAGE” — See Note 17. Customers’ overall level of table games and slots play is also tracked and used by management in awarding discretionary complimentaries — free rooms, food and beverage and other services — for which no accrual is recorded.
     Preopening and start-up expenses. Costs incurred for one-time activities during the start-up phases of operations are accounted for as preopening and start-up costs. Preopening and start-up costs, including organizational costs, are expensed as incurred. Costs classified as preopening and start-up expenses include non-residential payroll, outside services, advertising, and other expenses not capitalized as project costs.
     Advertising. The Company expenses advertising costs the first time the advertising takes place. Advertising expense is included in general and administrative expenses when related to residential selling expenses, in preopening and start-up expenses when related to the preopening and start-up period, and in general and administrative expense when related to ongoing operations. Total advertising expense was $10.3 million, $5.8 million and $0.7 million for the years ended December 31, 2009 and 2008 and the period from inception to December 31, 2007, respectively.
     Property transactions, net. The Company classifies transactions related to long-lived assets — such as write-downs and impairments, demolition costs, and normal gains and losses on the sale of fixed assets — as “Property transactions, net” in the accompanying consolidated statements of operations.
     Income taxes. The Company is treated as a partnership for federal income tax purposes. Therefore, federal income taxes are the responsibility of the members. As a result, no provision for income taxes is reflected in the accompanying consolidated financial statements.
     Recently issued accounting standards. The Company adopted various accounting standards during 2009, none of which had a material impact on its consolidated financial statements. In addition, various accounting standards have been issued but are effective in future periods, none of which the Company expects to have a material impact on its consolidated financial statements.
     Subsequent events. Management has evaluated subsequent events through February 19, 2010, the date these financial statements were available to be issued.

NOTE 3 — INITIAL CAPITAL CONTRIBUTIONS
     The value of the assets contributed by MGM MIRAGE was determined by reference to the agreed-upon purchase price, which was initially $5.4 billion but was adjusted to $5.385 billion based on a comparison of actual net project spending by MGM MIRAGE through November 15, 2007 to estimated spending during the same period pursuant to the terms of the LLC Agreement.
     The Company recorded a 50% step-up for the fair value of assets contributed by MGM MIRAGE. The following table reconciles the purchase price to the value assigned to the net assets contributed by MGM MIRAGE (in thousands):

Original purchase price	$5,400,000
Adjustments to purchase price	(15,166)

Revised purchase price	5,384,834

MGM MIRAGE historical cost of net assets contributed	(2,773,612)
Obligations to joint venture	50,000

2,661,222
Step-up percentage	50%

Partial step-up amount	1,330,611
MGM MIRAGE historical cost of net assets contributed	2,773,612

Value assigned to assets contributed by MGM MIRAGE	$4,104,223

     The obligations to joint venture represent MGM MIRAGE’s contractual liabilities related to rent-free access to offsite buildings and the aircraft time share agreement (see Notes 5 and 8 for the related assets recorded by the Company). Including the partial step-up, the value assigned to the contributed assets and related liabilities was allocated as follows based on the relative fair values of the contributed assets and liabilities (in thousands):

Prepaid rent	$26,000
Other current assets	8,593
Land	1,666,967
Furniture, fixtures and equipment	4,849
Construction in progress	2,109,733
Real estate under development	735,494
Intangible assets	66,548
Other assets	42,837
Construction payable	(286,242)
Deferred revenue	(263,549)
Other liabilities	(7,007)

$4,104,223

NOTE 4 — ACCOUNTS RECEIVABLE, NET
     Accounts receivable consisted of the following:

	At December 31,
	2009	2008
	(In thousands)
Casino	$55,424	$—
Hotel	8,280	—
Other	9,927	—

	73,631	—
Less: Allowance for doubtful accounts	(2,156)	—

	$71,475	$—

NOTE 5 — PREPAID EXPENSES AND OTHER CURRENT ASSETS
     Prepaid expenses and other current assets consisted of the following:

	At December 31,
	2009	2008
	(In thousands)
Prepaid rent	$8,304	$8,328
Deposits	8,864	443
Prepaid residential sales commissions	16,554	—
Other	24,586	631

	$58,308	$9,402

     Prepaid rent relates to several buildings owned by MGM MIRAGE, but used for CityCenter construction and residential operations. MGM MIRAGE has agreed to provide the Company the use of these buildings on a rent-free basis during construction, with a term through December 31, 2010.
NOTE 6 — REAL ESTATE UNDER DEVELOPMENT
     Real estate under development consisted of the following:

	At December 31,
	2009	2008
	(In thousands)
Land	$72,320	$150,923
Development and construction costs	814,741	1,326,431

	$887,061	$1,477,354

     The Company was required to review its REUD for impairment, mainly due to management’s September 2009 decision to discount the prices of its residential condominium inventory by 30%. This decision and related market conditions led to management’s conclusion that the carrying value of the REUD was not recoverable based on estimates of undiscounted cash flows. As a result, the Company was required to compare the fair value of its REUD to its carrying value and record an impairment charge for the shortfall. Fair value of the REUD was determined using a discounted cash flow analysis based on management’s current expectations of future cash flows. The key inputs in the discounted cash flow analysis included estimated sales prices of units currently under contract and new unit sales, the absorption rate over the sell-out period, and the discount rate. This analysis resulted in an impairment charge of approximately $348 million of the REUD during the period ended December 31, 2009.
     During 2009 management decided to operate Vdara primarily as a hotel; however, a number of condominium—hotel units under contract are expected to close during 2010. The Company has allocated Vdara project costs between construction in progress and REUD based on the area method, and has reclassed costs accordingly in the accompanying balance sheet, the majority of which are classified as property and equipment at December 31, 2009. Costs allocated to condominium—hotel units that are not expected to close and hotel units still under construction were classified as construction in progress at December 31, 2009. Costs associated with the condominium—hotel units expected to close were classified as REUD at December 31, 2009. Construction costs allocated to REUD will be allocated to individual units based on the relative fair value method.
     The Mandarin tower includes both hotel and residential components. Therefore, the Company allocates the land and construction costs to the residential and non-residential components based on a combination of the specific identification method and relative fair value method. As a result of the scope change at The Harmon tower, $13.9 million of land was reclassified from REUD to land and $143.0 million of development and construction costs were reclassified from REUD to construction in progress, within property and equipment during 2008. Additionally, $13.6 million of capitalized cost were written off during 2008, the majority of which related to design and pre-construction services specifically related to the Harmon residential units.

NOTE 7 — PROPERTY AND EQUIPMENT
     Property and equipment consisted of the following:

	At December 31,
	2009	2008
	(In thousands)
Land	$1,759,481	$1,680,879
Building and improvements and land improvements	5,740,434	—
Furniture, fixtures and equipment	1,160,688	9,005
Construction in progress	830,093	4,357,717

	9,490,696	6,047,601
Less: Accumulated depreciation	(23,181)	(3,223)

	$9,467,515	$6,044,378

     Furniture, fixtures, and equipment include assets being used in the sales and project offices. Depreciation expense is presented as follows in the accompanying consolidated statement of operations:

For the periods ended December 31,	2009	2008	2007
		(In thousands)
General and administrative	$1,621	$1,085	$60
Preopening and start-up expenses	4,375	1,293	130
Depreciation and amortization	13,747	—	—

	$19,743	$2,378	$190

NOTE 8 — INTANGIBLE ASSETS
     Intangible assets consisted of the following:

	At December 31,
	2009	2008
	(In thousands)
Indefinite-lived:
Intellectual property	$5,953	$6,470

Finite-lived:
Vdara hotel operations	—	37,078
Aircraft time sharing agreement	24,000	24,000
Other intangible assets	578	—

	24,578	61,078
Less: Accumulated amortization	(58)	—

	$30,473	$67,548

     The majority of the Company’s intangible assets are assets contributed by MGM MIRAGE upon formation of the Company. Intellectual property represents trademarks, domain names, and other intellectual property contributed by MGM MIRAGE including the CityCenter, Vdara, The Harmon, and Crystals tradenames. In addition, the Company purchased the Aria trademark for $1.0 million. There is no contractual or market-based limit to the use of these intangible assets and therefore they have been classified as indefinite-lived.
     The Vdara hotel operations intangible asset represented the right to negotiate with condominium owners at Vdara to rent their units as part of the Vdara hotel operations as assets contributed by MGM MIRAGE upon formation of the joint venture. Although the Company will manage the hotel operations on behalf of the owners for units that the Company does sell, these operations are not expected to be significant to the overall operations of Vdara. As discussed in Note 6 the Company will operate Vdara primarily as a hotel and does not expect to sell a significant amount of condominium-hotel units. Since the value of the Vdara hotel operations intangible asset is related to the revenues derived from renting condominium-hotel units on behalf of unit owners as part of the Vdara hotel operations, the Company believes the carrying value of the intangible asset is not recoverable. As a result, an impairment charge of $37.1 million was recorded in “Property transactions, net” in the consolidated statements of operations for the year ended December 31, 2009.

     The aircraft time sharing agreement intangible relates to an agreement entered into between MGM MIRAGE and the Company whereby MGM MIRAGE provides the Company the use of MGM MIRAGE’s aircraft in its operations. The Company is charged a rate that is based on Federal Aviation Administration regulations, which provides for reimbursement for specific costs incurred by MGM MIRAGE without any profit or mark-up, which is less than the Company believes that it would pay an unrelated third party. Accordingly, the fair value of this agreement has been recognized as an intangible asset, to be amortized over the estimated useful life of the related aircraft, which is 20 years. Amortization of the intangible asset commenced upon CityCenter’s opening in 2009.
     The Company performs an annual review of its indefinite-lived intangible assets for impairment. The asset’s fair value is compared to its carrying value, and an impairment charge is recorded for any short-fall. Fair value is determined using the relief-from-royalty method which discounts cash flows that would be required to obtain the use of the related intangible asset. Key inputs in the relief-from-royalty analysis include forecasted revenues related to the intangible asset, market royalty rates, discount rates, and a terminal year growth rate (no terminal year growth rate is assigned to residential sales revenues because these are one-time cash flows). This analysis resulted in an impairment charge of $0.5 million related to the residential portion of the Vdara and Harmon intellectual property that was recorded in “Property transactions, net” in the consolidated statements of operations.
NOTE 9 — DEPOSITS AND OTHER ASSETS
     Deposits and other assets consisted of the following:

	At December 31,
	2009	2008
	(In thousands)
Construction deposits	$25,000	$25,000
Base stock, net	20,131	—
Prepaid rent	—	8,304
Prepaid residential sales commissions	—	16,569
Fair value of interest rate cap	4,598	—
Other	4,587	1,779

	$54,316	$51,652

NOTE 10 — OTHER ACCRUED LIABILITIES
     Other accrued liabilities consisted of the following:

	At December 31,
	2009	2008
	(In thousands)
Advance deposits and ticket sales	$10,149	$50
Casino outstanding chip liability	14,238	—
Casino front money deposits	18,667	—
Other gaming related accruals	1,066	—
Taxes, other than income taxes	6,404	268
Note payable	3,494	—
Accrued interest	3,919	1,725
Other	12,313	2,017

	$70,250	$4,060

NOTE 11 — LONG-TERM DEBT
     Long-term debt consisted of the following:

	At December 31,
	2009	2008
	(In thousands)
Bank credit facility	$1,823,511	$1,000,000
Loans from members, net of discount of $261,839 and $327,899	796,447	695,101

	$2,619,958	$1,695,101

     In October 2008, the Company entered into a $1.8 billion senior secured bank credit facility (the “Credit Facility”) with a syndicate of lenders, and subsequently entered into Amendment No. 2 to the Credit Facility in April 2009 and Amendment No. 3 to the Credit Facility in December 2009. The Credit Facility, as amended, consists of a $100 million revolver with the remaining amount being in the form of term loans. The Credit Facility is secured by substantially all of the assets of CityCenter, and the interest rate will initially be LIBOR plus 5.75% through June 30, 2010, and the margin will increase by 1.00% on each of July 1, 2010, January 1, 2011 and July 1, 2011. Interest of 2.00% is “pay-in-kind” through September 2010, then all interest is payable in cash. The weighted-average interest rate including “pay-in-kind” interest at December 31, 2009, was 6%.
     Interest expense consisted of the following:

For the periods ended December 31,	2009	2008	2007
		(In thousands)
Interest incurred — loans from members	$101,346	$47,201	$—
Interest incurred — pay-in-kind	23,511	—	—
Interest incurred — other	108,224	19,625	—
Interest capitalized	(226,070)	(66,826)	—

	$7,011	$—	$—

     At December 31, 2009, the Company had drawn the full $1.8 billion of available capacity under the Credit Facility and $23.5 million of “pay-in-kind” interest was accrued. Borrowings from the Credit Facility were held in restricted cash until utilized to fund construction. At December 31, 2008, the Company had drawn $1.0 billion against the Credit Facility, which was held in an escrow account as restricted cash subject to the funding order described in the Credit Facility. See Note 2 for further discussion. The principal of the initial term loans will be ratably repaid in quarterly payments of $10 million, plus 1% of the construction term loan component, beginning June 30, 2011, with the balance due at maturity on June 30, 2012. In addition, the first $244 million of condominium sales proceeds will be used to fund project costs; thereafter, 30% of condominium proceeds will be used to permanently reduce outstanding borrowings under the Credit Facility and 70% will be initially used to secure the members’ obligations; once certain performance tests are met, the proceeds applicable to the members may be distributed to the members.
     Each member made loans of $925 million to the Company to fund construction costs during 2008. $425 million of each member’s loan funding plus accrued interest was converted to equity, with the remaining $500 million payable to each member bearing interest at a rate of 3.42% compounding semi-annually, and maturing in September 2016, subordinate to the Credit Facility. Due to the below market interest rate, interest was imputed on the notes at a rate of LIBOR plus 10%. A discount in the amount of $352.1 million was recorded on the notes with the offset to members’ equity based on the present value of expected cash flows. The discount is being amortized as interest over the life of the notes.
     Maturities of the Company’s long-term debt as of December 31, 2009 are as follows:

Years ending December 31,	(In thousands)
2010	$—
2011	68,350
2012	1,755,161
2013	—
2014	—
Thereafter	1,058,286

2,881,797
Debt discounts, net of amounts amortized	(261,839)

$2,619,958

     The estimated fair value of the Company’s long-term debt at December 31, 2009 was approximately $2.5 billion, versus its carrying value of $2.6 billion. At December 31, 2008, the estimated fair value of the Company’s long-term debt was approximately $1.5 billion, versus its carrying value of $1.7 billion. The estimated fair value of the Company’s long-term debt was based on estimated market prices on December 31. All of the Company’s other financial assets and liabilities are carried at cost, which approximates fair value.

     The Credit Facility contains certain financial covenants including requiring the Company to maintain certain financial ratios commencing June 30, 2011. During the first through third of such fiscal quarters, the Company will be required to maintain a maximum leverage ratio (debt to EBITDA, as defined) of 5.50:1, and during the first through seventh of such fiscal quarters, the Company will be required to maintain a minimum coverage ratio (EBITDA to interest charges, as defined) of 1.50:1.
     The Credit Facility also contains covenants limiting the maximum aggregate amount of mechanics liens filed against the Company. As of December 31, 2009, mechanics liens permitted under the Credit Facility was limited to liens representing claims in an aggregate amount not to exceed $250 million. As of February 19, 2010, approximately $36 million in mechanic liens have been filed. The Company can provide no assurance that additional mechanic liens will not be filed in the future.
NOTE 12 — INTEREST RATE CAP
     The Company entered into an interest rate cap agreement in order to manage interest rate risk as a requirement under its Credit Facility. If interest rates rise above a specified level, the interest rate cap agreement modifies the Company’s exposure to interest rate risk by converting a portion of the Company’s floating-rate debt to a fixed rate. Under the terms of the agreement, LIBOR is capped at 3.5% and the notional amount of debt is $900 million. The interest rate cap terminates in March 2012.
     The interest rate cap is an economic hedge and is recorded at its fair value in the consolidated balance sheets with gains or losses due to changes in fair value recorded in “Other, net” in the accompanying consolidated statements of operations. The fair value of the interest rate cap was $4.6 million at December 31, 2009, and is presented in “Deposits and other assets, net” in the accompanying consolidated balance sheets.
NOTE 13 — COMMITMENTS AND CONTINGENCIES
     Leases where the Company is a lessee. The Company is party to various leases for real estate and equipment under operating lease arrangements. The Company records imputed rent expense for offsite buildings. Because this is a non-cash expense, the future imputed rent for these offsite buildings is excluded from the future minimum lease payments disclosed in the following paragraph.
     At December 31, 2009, the Company is obligated under non-cancelable operating leases to make future minimum lease payments totaling $1.1 million for the years ending December 31, 2010 through 2013.
     Rent expense for operating leases was $10.7 million, $10.9 million and $1.3 million for the years ended December 31, 2009 and 2008, and the period from inception to December 31, 2007, respectively. The portion of rent expense relating to the imputed rent on offsite buildings was $8.4 million, $8.3 million and $1.0 million for the years ended December 31, 2009 and 2008, and the period from inception to December 31, 2007, respectively.
     Leases where the Company is a lessor. The Company enters into operating leases related to retail, dining and entertainment space at Crystals. Through December 31, 2009, the Company had executed 43 leases. Tenants are primarily responsible for tenant improvements, though the Company provides construction allowances to certain lessees. Leases include base rent, common area maintenance charges and, in some cases, percentage rent.
     Expected future minimum lease payments for leases in place as of December 31, 2009 are as follows:

Years ending December 31,	(In thousands)
2010	$16,118
2011	21,297
2012	27,348
2013	31,163
2014	32,167
Thereafter	197,970

$326,063

     Rental income for the period ended December 31, 2009 was $1.7 million.

     Litigation. The Company is a party to various legal proceedings that relate to construction and development matters and operational matters incidental to its business. Management does not believe that the outcome of such proceedings will have a material adverse effect on the Company’s consolidated financial statements. The Company also maintains an Owner Controlled Insurance Program (“OCIP”) to manage risk during the construction and development process. Under the OCIP, all coverages are managed centrally and cover general liability, workers compensation, design error, and other liability issues.
NOTE 14 — PROPERTY TRANSACTIONS, NET
     Property transactions, net consisted of the following:

	Year Ended December 31,
	2009	2008	2007
		(In thousands)
REUD impairment charge	$347,498	$13,558	$—
Finite-lived intangible asset impairment charge	37,078	—	—
Indefinite-lived intangible asset impairment charge	518	—	—
Other write-downs and impairments	1,418	—	—
Other net gains on asset sales or disposals	(127)	—	—

	$386,385	$13,558	$—

NOTE 15 — OTHER, NET
     Other, net consisted of the following:

	Year Ended December 31,
	2009	2008	2007
		(In thousands)
Write-off of debt issuance costs	$(5,746)	$—	$—
Net loss from change in value of interest rate cap	(2,901)	—	—
Other	(3,662)	154	—

	$(12,309)	$154	$—

NOTE 16 — MEMBER FINANCING AND DISTRIBUTION COMMITMENTS
     In March 2009, Infinity World filed suit against MGM MIRAGE alleging a default under the Limited Liability Company Agreement dated August 21, 2007 and other related matters. Subsequently, in April 2009, the agreement was amended and the lawsuit was dismissed, and the Company entered into an agreement with its lenders to amend the Credit Facility. Key terms of the LLC Agreement include an amendment of the provisions for distributions to allow the first $494 million of available distributions to be distributed on a priority basis to Infinity World, with the next $494 million of distributions made to MGM MIRAGE, and distributions shared equally thereafter, and a provision for Infinity World’s right to terminate the Operations Management Agreements if MGM MIRAGE’s ability to perform under those agreements is impacted by its financial condition. See Note 11 for a discussion of the amendments to the Credit Facility. See Note 17 for details of the Operations Management Agreement.
     As of December 31, 2009, the required equity commitments from the members had been fully funded, and the entire $1.8 billion available under the Credit Facility had been drawn. During 2008, each member entered into a partial completion guarantee to provide for additional contingent funding of construction costs in the event such funding is necessary to complete the project. In conjunction with the amendment to the Credit Facility in April 2009, the completion guarantees were amended to a) relieve Dubai World of its completion guarantee as amounts were funded from its letter of credit, and b) require an unlimited completion and cost overrun guarantee from MGM MIRAGE, secured by its interests in the assets of Circus Circus Las Vegas. The completion guarantee will cover cost overruns to the extent project costs exceed the funding provided by the equity commitments and borrowings from the Credit Facility, as well as the first $244 million of condominium sales proceeds which are allowed to be used to fund project costs. In January and February 2010, MGM MIRAGE funded $168 million under the completion guarantee. Such amounts will be repaid to MGM MIRAGE from proceeds from condominium sales up to $244 million.

NOTE 17 — MANAGEMENT AGREEMENTS AND RELATED PARTY TRANSACTIONS
     The Company and MGM MIRAGE have entered into agreements whereby MGM MIRAGE is responsible for management of the design, planning, development and construction of CityCenter and is managing the operations of CityCenter and the Company. MGM MIRAGE is reimbursed for certain costs incurred in performing the development services and the Company is paying MGM MIRAGE management fees as stipulated in each of the agreements referenced below.
     During the years ended December 31, 2009 and 2008, the Company incurred $94.9 million and $45.7 million, respectively, for reimbursed costs of development services provided by MGM MIRAGE. During the period from inception to December 31, 2007, the Company incurred $4.8 million for reimbursed costs. As of December 31, 2009 and 2008, the Company owed MGM MIRAGE $51.8 million and $5.1 million, respectively, for unreimbursed costs of development services.
     In 2008 MGM MIRAGE transferred a land parcel to the Company in accordance with the LLC agreements. This was part of a larger parcel that was subdivided into three separate legal parcels. The title was held by MGM MIRAGE as agent on behalf of the Company until certain conditions were met. The Company recorded the $10.9 million transfer as an increase to members’ equity.
     Development Management Agreement. The Company and MGM MIRAGE entered into a development management agreement which provides for MGM MIRAGE to be the developer of CityCenter. In such capacity, MGM MIRAGE is responsible for all work necessary to complete CityCenter. MGM MIRAGE has assigned its employees to the project as required to perform its obligations. The Company is responsible for all costs of the CityCenter development. MGM MIRAGE is reimbursed for costs incurred, primarily employee compensation, certain third party costs, and customary expenses. Costs associated with MGM MIRAGE employees who do not work solely for the benefit of CityCenter are paid for by the Company based on an equitable and reasonable allocation of such costs.
     Operations Management Agreements. The Company and MGM MIRAGE entered into the following agreements to provide for the ongoing operations of CityCenter:
•	Hotel and Casino Operations and Hotel Assets Management Agreement, for the operations of the Aria casino resort and oversight of the Mandarin Hotel and Harmon Hotel components, which are and will be managed by third parties. The Company is paying MGM MIRAGE a fee equal to 2% of the hotel-casino’s revenue and 5% of the hotel-casino’s EBITDA (as defined) for services under this agreement.

•	Vdara Condo-Hotel Operations Management Agreement, for the ongoing operations of Vdara Condo-Hotel. The Company will pay MGM MIRAGE a fee equal to 2% of the condo-hotel’s revenue and 5% of the condo-hotel’s EBITDA (as defined) for services under this agreement.

•	Retail Management Agreement, for the operations of the Crystals retail and entertainment district. The Company is paying MGM MIRAGE an annual fee of $3 million for services under this agreement. This fee will be adjusted every five years based on the consumer price index.
     In addition to the fees referred to above, the Company is reimbursing MGM MIRAGE for all direct costs, primarily employee compensation, associated with its management activities. Corporate overhead or other allocations are not reimbursed to MGM MIRAGE under these operations management agreements.